EXHIBIT 3.7

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ENERGY FOCUS, INC.
Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Energy Focus, Inc. (hereinafter called the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:
A resolution was duly adopted by the Board of Directors of the Company pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Company as amended, and declaring said amendment to be advisable. The stockholders of the Company duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:
RESOLVED, that paragraph (A) of Article IV of the Certificate of Incorporation of the Company, as amended, be and hereby is deleted in its entirety and the following paragraph is inserted in lieu thereof:
“(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Fifty-Five Million (55,000,000) shares, each with a par value of $0.0001 per share. Fifty Million (50,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock.”
IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 15th Day of January, 2020.
ENERGY FOCUS, INC.
By: /s/ James Tu
James Tu
Executive Chairman and Chief Executive Officer